Exhibit 99.1

PicoCELA Inc. Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

Tokyo, Japan, April 25, 2025 – PicoCELA Inc. (“PicoCELA” or the “Company,” Nasdaq: PCLA), a Tokyo-based provider of enterprise wireless mesh solutions, today announced that the Company received a letter (the “Notification Letter”) from the Listings Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) on April 22, 2025, notifying the Company that it is not in compliance with the minimum bid price requirement as set forth under Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure upon the receipt of a deficiency notification.

Nasdaq Listing Rule 5550(a)(2) requires listed companies to maintain a minimum bid price of US$1.00 per share and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s American Depositary Shares (“ADSs”) for the 30 consecutive business days from March 10, 2025 to April 21, 2025, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until October 20, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s ADSs must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. If the Company chooses to implement a reverse stock split in order to regain compliance, it must complete the split no later than ten business days prior to October 20, 2025. In the event the Company does not regain compliance by October 20, 2025, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company’s operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its ADSs and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ADSs, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About PicoCELA Inc.

PicoCELA is a Tokyo-based provider of enterprise wireless mesh solutions, specializing in the manufacturing, installation, and services of mesh Wi-Fi access point devices. PicoCELA Backhaul Engine, the Company’s proprietary patented wireless mesh communication technology software, eliminates the need for extensive LAN cabling and enables flexible and easy installation of Wi-Fi network devices. PicoCELA also offers a cloud portal service, PicoManager, which allows users to monitor connectivity and communication traffic, as well as install edge-computing software on the Company’s PCWL mesh Wi-Fi access points.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Company’s SEC filings. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

PicoCELA Investor Contact

global@picocela.com